UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALCATEL LUCENT

(Name of Subject Company (issuer))

NOKIA CORPORATION

(Name of Filing Person (offeror))

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4 145 668 508	$415 271.61

*	For purposes of calculating the filing fee only. This amount is based upon the market value of the securities to be acquired in the U.S. Offer (as defined below) and was calculated as the sum of (a) the product of (i) 589 280 298 Alcatel Lucent ordinary shares, nominal value EUR 0.05 per share, estimated to be held by U.S. holders and (ii) the average of the high and low sales prices of Alcatel Lucent ordinary shares reported on Euronext Paris on November 13, 2015 (converted into U.S. Dollars on the basis of an exchange rate of EUR 1.00 = $1.0722, which was the Federal Reserve Bank of New York noon buying rate on that date) and (b) the product of (i) 472 058 361 Alcatel Lucent American depositary shares estimated to be outstanding and the average of the high and low sales prices of Alcatel Lucent American depositary shares reported on the New York Stock Exchange on November 13, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $100.70 per $1 million of the value of the Alcatel Lucent ordinary shares subject to the U.S. Offer (including Alcatel Lucent ordinary shares underlying all of Alcatel Lucent’s outstanding American depositary shares) proposed to be acquired.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435 497.29	Filing Party: Nokia Corporation
Form or Registration No.: 333-206365	Date Filed: November 13, 2015

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed with the U.S. Securities and Exchange Commission (“SEC”) by Nokia Corporation (“Nokia”), a Finnish corporation, in connection with Nokia’s offer to:

•	all U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) of outstanding ordinary shares, nominal value EUR 0.05 per share (the “Alcatel Lucent Shares”) of Alcatel Lucent, a French société anonyme (“Alcatel Lucent”),

•	all holders of outstanding Alcatel Lucent American depositary shares, each representing one Alcatel Lucent Share (the “Alcatel Lucent ADSs”), wherever located, and

•	all U.S. holders of outstanding (i) EUR 628 946 424.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (the “2018 OCEANEs”), (ii) EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (the “2019 OCEANEs”) and (iii) EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2018 OCEANEs and the 2019 OCEANEs, the “OCEANEs” and, together with the Alcatel Lucent Shares and the Alcatel Lucent ADSs, the “Alcatel Lucent Securities”) (the “U.S. Offer”).

Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer. Holders of Alcatel Lucent Securities who are restricted from participating in the U.S. Offer pursuant to the Sanctions (as defined in the Exchange Offer/Prospectus) may not participate in the U.S. Offer.

This offer is being made on the terms and subject to the conditions set forth in the exchange offer/prospectus, dated November 12, 2015 (the “Exchange Offer/Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs and Notice of Guaranteed Delivery, attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and incorporated herein by reference. Concurrently with the U.S. Offer, Nokia is also making, on substantially similar terms and subject to the same conditions a French offer (the “French Offer” and, together with the U.S. Offer, the “Exchange Offer”) open to all holders of Alcatel Lucent Shares who are located in France. Holders of Alcatel Lucent Shares located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer. Together, the U.S. Offer and the French Offer are being made for all the outstanding Alcatel Lucent Shares, including Alcatel Lucent Shares represented by Alcatel Lucent ADSs and OCEANEs.

On October 22, 2015, November 6, 2015 and November 13, 2015, Nokia Corporation filed Amendments No. 1 , No. 2 and No. 3, respectively, to the Registration Statement on Form F-4 (File No. 333-206365), of which the Exchange Offer/Prospectus forms a part.

All information contained in the Exchange Offer/Prospectus, the Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs and Notice of Guaranteed Delivery, and any prospectus supplement or any supplement thereto related to the U.S. Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO and as more precisely set forth below.

ITEM 1 THROUGH 11.

The information set forth below regarding Nokia and Alcatel Lucent is incorporated by reference into these Items 1 through 11. The SEC allows Nokia to incorporate information into this Schedule TO “by reference,” which means that Nokia can disclose important information to Alcatel Lucent stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Nokia and Alcatel Lucent and their financial condition.

Nokia Filings (File No. 001-13202):	Period
Annual Report on Form 20-F	Fiscal year ended December 31, 2014, as filed on March 19, 2015
Report on Form 6-K	Furnished on August 3, 2015
Quarterly Report on Form 6-K (which includes the interim information for the periods ended June 30, 2015 and June 30, 2014)	Furnished on August 14, 2015
Report on Form 425	Furnished on August 28, 2015
Report on Form 6-K	Furnished on October 7, 2015
Report on Form 6-K	Furnished on October 8, 2015
Report on Form 6-K (other than any measure identified as “non-IFRS” and the related discussions and explanations of these measures in such Form 6-K except for the tables included in Note 4 on pages 37 and 38 of such Form 6-K) (which is interim financial information that covers a more current period than those otherwise required and which Nokia published in Finland)	Furnished on October 29, 2015
Report on Form 6-K	Furnished on November 12, 2015

Alcatel Lucent Filings (File No. 001-11130):	Period
Annual Report on Form 20-F	Fiscal year ended December 31, 2014, as filed on March 24, 2015
Quarterly Report on Form 6-K (which includes the interim information for the periods ended June 30, 2015 and June 30, 2014) (other than the constant currency statements in the segment and division discussion)	Furnished on August 5, 2015
Quarterly Report on Form 6-K (which is interim financial information that covers a more current period than those otherwise required and which Alcatel Lucent published in France)	Furnished on October 29, 2015
Quarterly Report on Form 6-K (which is interim financial information that covers a more current period than those otherwise required and which Alcatel Lucent published in France)	Furnished on November 3, 2015

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Exchange Offer/Prospectus under the caption “Summary of the Terms of the Exchange Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. As described in the Exchange Offer/Prospectus, the subject company and the issuer of the securities subject to the Exchange Offer is Alcatel Lucent, a French société anonyme. The information set forth in the Exchange Offer/Prospectus under the caption “The Companies—Alcatel Lucent” is incorporated herein by reference.

(b) Securities. Based upon information released by Alcatel Lucent pursuant to Article L. 233-8-II of the Commercial Code and Article 223-16 of General Regulation of the AMF, there were 2 831 508 155 Alcatel Lucent Shares outstanding as of October 31, 2015 (including 40 115 700 Alcatel Lucent Shares held in treasury and 472 058 361 Alcatel Lucent Shares represented by Alcatel Lucent ADSs). As of October 31, 2015, 349 413 670 of the 2018 OCEANEs, 167 500 000 of the 2019 OCEANEs and 114 499 995 of the 2020 OCEANEs were outstanding.

(c) Trading Market and Price. The information set forth in the Exchange Offer/Prospectus under the caption “The Companies—Alcatel Lucent—Alcatel Lucent Securities” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and Address. Nokia is the filing person. The information set forth in the Exchange Offer/Prospectus under the caption “The Companies—Nokia.”

(b) Business and Background of Entities. The information set forth in the Exchange Offer/Prospectus under the captions “The Companies—Nokia” and “The Exchange Offer—Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Exchange Offer/Prospectus under the captions “The Exchange Offer—Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer” and “Schedule 1” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii) and (x)-(xii) Material Terms. The information set forth in the Exchange Offer/Prospectus under the captions “The Exchange Offer,” “The Memorandum of Understanding,” “Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares,” “Description of the Nokia Shares and Articles of Association,” “Description of Nokia American Depositary Shares” and “Tax Considerations” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Exchange Offer/Prospectus under the caption “The Exchange Offer—Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Exchange Offer/Prospectus under the captions “The Transaction—Background of the Offer” and “The Exchange Offer—Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Exchange Offer/Prospectus under the captions “The Transaction—Background of the Offer” and “The Transaction—Reasons for the Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer/Prospectus under the captions “The Transaction—Background of the Offer,” “The Transaction—Reasons for the Exchange Offer,” “The Transaction—Intentions of Nokia over the next twelve months,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Certain Consequences of the Exchange Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Exchange Offer/Prospectus under the caption “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Exchange Offer/Prospectus under the caption “The Exchange Offer—Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Exchange Offer/Prospectus under the caption “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Exchange Offer/Prospectus under the captions “Selected Historical Consolidated Financial Data—Selected Historical Consolidated Financial Data for Nokia,” “Comparative Data” and “Selected Unaudited Pro Forma Combined Financial Information,” the financial information set forth in Nokia’s Annual Report on Form 20-F for its fiscal year ended December 31, 2014 and in Nokia’s quarterly report on Form 6-K for the period ended June 30, 2015 is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Exchange Offer/Prospectus under the captions “Selected Unaudited Pro Forma Combined Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” and “Comparative Data” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Exchange Offer/Prospectus, neither Nokia nor any of Nokia’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Alcatel Lucent or any of Alcatel Lucent’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2), (3) The information set forth in the Exchange Offer/Prospectus under the captions “The Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Exchange Offer/Prospectus under the caption “The Exchange Offer—Certain Consequences of the Exchange Offer” is incorporated herein by reference.

(a)(5) There are not any material legal proceedings relating to the Exchange Offer.

(c) To the extent not already incorporated into this Schedule TO, the information set forth in the Exchange Offer/Prospectus and in the related Notice of Guaranteed Delivery, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

ITEM 12. EXHIBITS

(a)(1)(i)	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(ii)	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iii)	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(v)	Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

(a)(5)(i)	Press release announcing the Exchange Offer for Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(ii)	Nokia / Alcatel Lucent Factsheet (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iii)	Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iv)	Speech by Risto Siilasmaa, Chairman of the board of directors of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(v)	Presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vi)	Innovation presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vii)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(viii)	Transcript of Town Hall Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(ix)	Transcript of Press Conference in Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(x)	Transcript of Call with Employees (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xi)	Transcript of Speech to Employees by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xii)	Senior Leader Key Messages (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiii)	Employee FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiv)	Press release Announcing Jorg Erlemeier Appointed Integration Planning Head (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xv)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xvi)	Investor Relations Script for Q1 Results (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 30, 2015)

(a)(5)(xvii)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia, at Annual General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on May 5, 2015)

(a)(5)(xviii)	Investor Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xix)	Investor Q&A (process and technical) (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xx)	Press Release Announcing U.S. Department of Justice Permission (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 17, 2015)

(a)(5)(xxi)	Press Release Announcing European Commission Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on July 24, 2015)

(a)(5)(xxii)	SEC Form F-4 Filing Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiii)	Press Release Announcing Form F-4 Filing (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiv)	Press Release Announcing Signing of Memorandum of Understanding to Combine Nokia China and Alcatel Lucent Shanghai Bell (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 28, 2015)

(a)(5)(xxv)	Press Release Announcing Committee on Foreign Investment in the United States Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 14, 2015)

(a)(5)(xxvi)	Senior Leaders Letter (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 16, 2015)

(a)(5)(xxvii)	Press Release Announcing Affirmation of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxviii)	Overview of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxix)	Convertible Bond Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 29, 2015)

(a)(5)(xxx)	Press Release Announcing Planned Leadership and Organizational Structure for Combined Company (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 7, 2015)

(a)(5)(xxxi)	Press Release Announcing Clearance from China’s Ministry of Commerce (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 20, 2015)

(a)(5)(xxxii)	Press Release Announcing Receipt of All Regulatory Approvals (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 21, 2015)

(a)(5)(xxxiii)	Press Release Announcing Convening of Nokia’s Extraordinary General Meeting and Reiterating Unanimous Recommendation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 22, 2015)

(a)(5)(xxxiv)	Press Release Announcing Finnish Financial Supervisory Authority Approval of Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 23, 2015)

(a)(5)(xxxv)	English Language Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 26, 2015)

(a)(5)(xxxvi)	Nokia Extraordinary General Meeting 2015 Proxy Materials (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 27, 2015)

(a)(5)(xxxvii)	Press Release Announcing Optimization of Capital Structure and Planned Public Exchange Offer for Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxviii)	Press Release Announcing Filing of Draft Public Exchange Offer Document with French Stock Market Authority (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxix)	Press Release Announcing French Stock Market Approval of Nokia’s Public Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxx)	Presentation to Industry Analysts (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxxi)	Offer Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 13, 2015)

(a)(5)(xxxxii)	Press Release Announcing Supplement to Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiii)	Presentation to Investors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiv)	Press Release Announcing Filing of the “Other Information” Document, Publication of the Timetable of the Exchange Offer and Approval of Nokia’s Listing on Euronext Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxv)	“Other Information” Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvi)	English Language Finnish Listing Prospectus Supplement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(b)	None

(d)	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365)

(g)	None

(h)	None

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

November 18, 2015

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(ii)	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iii)	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(v)	Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

(a)(5)(i)	Press release announcing the Exchange Offer for Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(ii)	Nokia / Alcatel Lucent Factsheet (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iii)	Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iv)	Speech by Risto Siilasmaa, Chairman of the board of directors of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(v)	Presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vi)	Innovation presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vii)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(viii)	Transcript of Town Hall Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(ix)	Transcript of Press Conference in Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(x)	Transcript of Call with Employees (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xi)	Transcript of Speech to Employees by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xii)	Senior Leader Key Messages (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiii)	Employee FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiv)	Press release Announcing Jorg Erlemeier Appointed Integration Planning Head (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xv)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xvi)	Investor Relations Script for Q1 Results (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 30, 2015)

(a)(5)(xvii)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia, at Annual General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on May 5, 2015)

(a)(5)(xviii)	Investor Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xix)	Investor Q&A (process and technical) (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xx)	Press Release Announcing U.S. Department of Justice Permission (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 17, 2015)

(a)(5)(xxi)	Press Release Announcing European Commission Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on July 24, 2015)

(a)(5)(xxii)	SEC Form F-4 Filing Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiii)	Press Release Announcing Form F-4 Filing (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiv)	Press Release Announcing Signing of Memorandum of Understanding to Combine Nokia China and Alcatel Lucent Shanghai Bell (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 28, 2015)

(a)(5)(xxv)	Press Release Announcing Committee on Foreign Investment in the United States Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 14, 2015)

(a)(5)(xxvi)	Senior Leaders Letter (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 16, 2015)

(a)(5)(xxvii)	Press Release Announcing Affirmation of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxviii)	Overview of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxix)	Convertible Bond Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 29, 2015)

(a)(5)(xxx)	Press Release Announcing Planned Leadership and Organizational Structure for Combined Company (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 7, 2015)

(a)(5)(xxxi)	Press Release Announcing Clearance from China’s Ministry of Commerce (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 20, 2015)

(a)(5)(xxxii)	Press Release Announcing Receipt of All Regulatory Approvals (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 21, 2015)

(a)(5)(xxxiii)	Press Release Announcing Convening of Nokia’s Extraordinary General Meeting and Reiterating Unanimous Recommendation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 22, 2015)

(a)(5)(xxxiv)	Press Release Announcing Finnish Financial Supervisory Authority Approval of Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 23, 2015)

(a)(5)(xxxv)	English Language Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 26, 2015)

(a)(5)(xxxvi)	Nokia Extraordinary General Meeting 2015 Proxy Materials (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 27, 2015)

(a)(5)(xxxvii)	Press Release Announcing Optimization of Capital Structure and Planned Public Exchange Offer for Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxviii)	Press Release Announcing Filing of Draft Public Exchange Offer Document with French Stock Market Authority (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxix)	Press Release Announcing French Stock Market Approval of Nokia’s Public Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxx)	Presentation to Industry Analysts (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxxi)	Offer Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 13, 2015)

(a)(5)(xxxxii)	Press Release Announcing Supplement to Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiii)	Presentation to Investors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiv)	Press Release Announcing Filing of the “Other Information” Document, Publication of the Timetable of the Exchange Offer and Approval of Nokia’s Listing on Euronext Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxv)	“Other Information” Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvi)	English Language Finnish Listing Prospectus Supplement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(b)	None

(d)	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365)

(g)	None

(h)	None